Mail Stop 20549-3561

June 1, 2010

Chen Yi Quan, Principle Executive Officer
China Food and Beverage Acquisition Corp.
27th Floor, Profit Plaza
No.76 West HuangPu Road
Guangzhou, PRC

RE: China Food and Beverages Acquisition Corporation
       Form 10
       File No.: 0-53840

Dear Mr. Chen Yi Quan:

     We have completed our review of your Form 10 and related filings and have no
further comments at this time.

             Sincerely,

             John Reynolds
             Assistant Director
             Office of Beverages, Apparel and
             Health Care Services